UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Logility, Inc.

(Name of Subject Company (Issuer))

American Software, Inc. (Offeror)

(Name of Filing Persons)

Common Stock, No Par Value

(Title of Class of Securities)

54140Y 10 3

(CUSIP Number of Class of Securities)

Vincent C. Klinges

Chief Financial Officer

American Software, Inc.

470 East Paces Ferry Road, N.E.

Atlanta, Georgia 30305

(404) 264-5477

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Sam Chafetz

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

165 Madison Avenue

Suite 2000

Memphis, Tennessee 38103

(901) 526-2000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$13,945,897	$779

(1)	Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $7.02 (i.e., the tender offer price) and (ii) 1,986,595, the estimated maximum number of shares of common stock, no par value, of Logility, Inc. that may be tendered pursuant to the tender offer. Such number of Shares represents the 12,865,145 Shares outstanding as of May 12, 2009 and 421,450 shares of Logility, Inc. common stock issuable upon the exercise of outstanding options that are vested and exercisable before June 22, 2009 with an exercise price less than $7.02, less the 11,300,000 shares already beneficially owned by American Software, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$779
Form or Registration No.:	Schedule TO
Filing Party:	American Software, Inc. and Logility, Inc.
Date Filed:	May 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

AMENDMENT NO. 2 TO

TENDER OFFER STATEMENT AND RULE 13E-3 TRANSACTION STATEMENT

FILED UNDER COVER OF SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on May 22, 2009 (as previously amended and supplemented, the “Schedule TO”) by American Software, Inc., a Georgia corporation (“American Software”) and Logility, Inc., a Georgia corporation (“Logility”). The Schedule TO relates to the offer (the “Offer”) by American Software to purchase up to all the outstanding shares of common stock, no par value, of Logility, not currently owned by American Software, at a price of $7.02 per Share net to the seller in cash, without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 22, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated May 22, 2009, each as originally filed with the U.S. Securities and Exchange Commission under cover of Schedule TO by American Software and Logility on May 22, 2009, and as amended and supplemented by the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Commission under cover of Schedule TO/A (Amendment No. 1) by American Software on June 18, 2009.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) The Offer is extended to, and will expire, at 12:00 midnight, New York City time, on Thursday, June 25, 2009.

(2) All references to the Expiration Date set forth in the Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees are hereby amended to reflect the Expiration Date as 12:00 midnight, New York City time, on Thursday, June 25, 2009.

(3) The press release issued by American Software on June 19, 2009 entitled “American Software Announces Extension of Tender Offer by Four Days to Midnight on June 25, 2009” is incorporated herein by reference.

(4) Each reference in the Schedule TO to the section of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Logility, with the Securities and Exchange Commission on May 22, 2009, entitled “Item 4. The Solicitation or Recommendation – Position of the Special Committee” is hereby amended to refer to “Item 4. The Solicitation or Recommendation – Recommendation.”

(5) Item 2(a) of Schedule TO is supplemented with the following:

The information set forth in the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

(6) Item 2(b) of Schedule TO is supplemented with the following:

The information set forth in the section of the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

(7) Item 3 of Schedule TO is amended and restated as follows:

(a) through (c) American Software, Inc., the offeror, is a filing person. The information set forth in the sections of the Offer to Purchase entitled “The Tender Offer - Section 8 - Certain Information Concerning American Software” and “Schedule A” is incorporated herein by reference.

(8) Item 4(a) of Schedule TO is amended and restated as follows:

(a) The information set forth in the section of the Offer to Purchase entitled “The Tender Offer” is incorporated herein by reference.

(9) Item 5 of Schedule TO is supplemented by adding the following:

The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation - Background of the Transaction,” and “Annex A” is incorporated herein by reference.

(10) Item 5 of Schedule TO is supplemented by adding the following:

The information set forth in the sections of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation - Background of the Transaction,” and “Annex A” is incorporated herein by reference.

(11) Item 9(a) of Schedule TO is amended by adding the following:

The information set forth in the section of the Schedule 14D-9 entitled “Item 5. Persons/Assets Retained, Employed, Compensated or Used” is incorporated herein by reference.

(12) Item 2(f) of Item 13 of Schedule TO is supplemented by adding the following:

The information set forth in the Schedule 14D-9 entitled “Item 1. Subject Company Information” is incorporated herein by reference.

(13) Item 5(c) of Item 13 of Schedule TO is supplemented by adding the following:

The information set forth in the section of the Schedule 14D-9 entitled, “Item 4. The Solicitation or Recommendation - Background of the Transaction,” “Item 7. Purposes of the Transaction and Plans or Proposals,” and “Annex A” is incorporated herein by reference.

(14) Item 5(e) of Item 13 of Schedule TO is supplemented by adding the following:

The information set forth in the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements” and “Item 4. The Solicitation or Recommendation – Intent to Tender” is incorporated herein by reference.

(15) Item 7(d) of Item 13 of Schedule TO is supplemented by adding the following:

The information set forth in the section of the Schedule 14D-9 entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements – American Software’s Plans for Logility; Certain Effects of the Offer” and “Item 8. Additional Information” are incorporated herein by reference.

(16) Item 8(a) and (b) of Item 13 of Schedule TO is amended and restated as follows:

The information set forth in the section of the Offer to Purchase entitled “Special Factors - Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation - Recommendation,” “Item 4. The Solicitation or Recommendation - Reasons for the Position,” and “Item 4. The Solicitation or Recommendation - Opinion and Presentation of Financial Advisor to the Special Committee” is incorporated herein by reference.

(17) Item 8(e) of Item 13 of Schedule TO is amended and restated as follows:

A majority of the directors of Logility who are not employees of Logility have recommended that the shareholders of Logility accept the Offer and tender their Shares pursuant to the Offer. The information set forth in the section of the Offer to Purchase entitled, “Special Factors - Position of American Software Regarding the Fairness of the Offer” is incorporated herein by reference.

The information set forth in the section of the Schedule 14D-9 entitled, “Item 4. The Solicitation or Recommendation - Recommendation” is incorporated herein by reference.

(18) Item 9 of Item 13 of Schedule TO is amended and restated as follows:

(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

The information set forth in the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special committee,” “Item 5. Persons/Assets Retained, Employed, Compensated or Used” and “Annex B” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer” and the sections of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation – Opinion and Presentation of Financial Advisor to the Special Committee” and “Annex B” is incorporated herein by reference. Each of the reports, opinions and appraisals referenced in these sections will be made available for inspection and copying at the principal executive offices of the subject company during its regular business hours by any holder of Shares or representative who has been so designated in writing.

(19) The first paragraph of Item 8(c) of the Schedule TO is hereby replaced in its entirety with the following:

The Offer is subject to the non-waivable condition that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constitute at least a majority of the outstanding Shares not owned by American Software or its affiliates or the directors and executive officers of American Software or Logility (other than directors of Logility who constitute the special committee of independent directors formed to consider the Offer) immediately prior to the expiration of the Offer. The information set forth in the section of the Offer to Purchase entitled “The Tender Offer – Section 12 – Conditions to the Offer” is incorporated herein by reference.

(20) The following replaces the first sentence of Item 9 under “Item 13 – Information Required by Schedule 13E-3” of the Schedule TO:

(a) and (b) The information set forth in the section of the Offer to Purchase entitled “Special Factors – Background of the Offer” is incorporated herein by reference.

(21) The last sentence of the penultimate paragraph of the cover page to the Offer to Purchase is hereby replaced in its entirety with the following:

Any representation to the contrary is a criminal offense.

(22) The following sentence is added to the end of the paragraph on page 6 of the Offer to Purchase entitled “What is the market value of my Shares as of a recent date?”

See also the historical trading levels that are higher than the Offer price, listed on page 15 under “Special Factors – Position of American Software Regarding the Fairness of the Offer – Factors Not supportive of Our Fairness Determination.”

(23) The last sentence of the tenth paragraph under “Introduction” (which paragraph is the third from the bottom on page 8) in the Offer to Purchase is hereby deleted.

(24) The following is added as the last paragraph of the section of the Offer to Purchase entitled “Special Factors – Background of the Offer – General”:

Messrs. James C. Edenfield, President, Chief Executive Officer and Treasurer of American Software and Chairman of the Board of Directors of Logility and Dr. Thomas L. Newberry, a director of American Software, may be deemed to share beneficial ownership of the Common Stock of Logility held by American software by virtue of their voting control over the election of a majority of the Board of Directors of American Software. (See “Special Factors – Security Ownership of Certain Beneficial Owners” below.) They had limited roles in initiating and structuring the Offer, including (i) they participated in a meeting of our Board of Directors on February 16, 2009 where the possible consideration of an offer for the Shares not owned by American Software was mentioned by Mr. Edenfield but deferred by the directors; (ii) Mr. Edenfield asked Mr. Vincent Klinges, Chief Financial Officer of American Software and Chief Financial Officer of Logility, to gather certain data for our Board of Directors to consider in determining whether to form a special committee to consider such an offer; (iii) they participated in the meeting of our Board of Directors held on March 18, 2009 at which the ASI Committee was formed; (iv) at the request of the Logility Special Committee, Mr. Edenfield met with VRA Partners, LLC, the financial advisor to the Logility Special Committee; and (v) they participated in the meeting of our Board of Directors held on May 12, 2009 at which the $7.02 price and the non-financial conditions and requirements of the proposed offer demanded by the Logility Special Committee were approved by our Board Directors upon the recommendation of the ASI Committee.

(25) The following is added as the first paragraph of the section of the Offer to Purchase entitled “Special Factors – Background of the Offer – History of the Tender Offer”:

At the meeting of our Board of Directors on February 16, 2009, the possible consideration of an offer for the Shares not owned by American Software was mentioned by Mr. Edenfield but deferred by the directors. In preparation for that deferred consideration, Mr. Edenfield asked Mr. Vincent Klinges, Chief Financial Officer of American Software and Chief Financial Officer of Logility, to gather certain data for our Board of Directors to consider in determining whether to form a special committee to consider an offer for the Shares not owned by American Software. (A summary and description of the information furnished by Mr. Klinges to the ASI Committee during the consideration of the Offer appears below. See “Information Available to and Factors Considered by the ASI Committee”.)

(26) The following paragraph replaces the second paragraph of the section of the Offer to Purchase entitled “Special Factors – Background of the Offer – History of the Tender Offer”:

The ASI Committee met on that same date, elected Mr. Miller as its chairman, and determined to retain Baker, Donelson, Bearman, Caldwell & Berkowitz, PC as counsel. The members of the ASI Committee deliberated whether or not to hire an outside valuation expert, and determined that they had among themselves sufficient financial expertise with which to draw their own conclusions from the data provided to them. The ASI Committee reviewed several analyses prepared by Mr. Klinges. As a result of their review, the ASI Committee determined to pursue an offer for the Shares not owned by American Software, and determined to issue a public announcement (the “March 18 Announcement”) of the Company’s intention to commence a tender offer to acquire the outstanding Shares not currently owned by American Software at a price of $5.10 per Share. The ASI Committee discussed whether there were other alternatives to making a tender offer for the Shares not owned by American Software, including continuing with the present structure of ownership of Logility, the sale of Logility’s assets or a transaction in which American Software would also sell its Shares. The ASI Committee determined that, given the state of the economy, including its impact on any potential purchasers, and the adverse tax consequences that would flow to American Software and its shareholders from such a sale or other alternative transaction, that an offer to purchase Shares was the preferred alternative. The ASI Committee also determined to send a letter to the independent members of the Board of Directors of Logility to advise such directors of the intention to commence a tender offer and an invitation to respond to such intention. The press release and letter were issued on March 18, 2009.

(27) The following replaces the thirteenth paragraph of the section of the Offer to Purchase entitled “Special Factors – Background of the Offer – History of the Tender Offer”:

Later on May 4, 2009, and prior to any discussion of the offer price, Mr. Cooper informed Mr. Miller that he had voluntarily resigned from the Logility Special Committee for personal reasons, which we understand are not related to this transaction.

(28) The following sentence replaces the first sentence of the seventeenth paragraph of the section of the Offer to Purchase entitled “Special Factors – Background of the Offer – History of the Tender Offer”:

Mr. Miller first confirmed with the ASI Committee that an offer at $7.02 would be acceptable to the ASI Committee, and then on May 12, 2009 caused that information to be conveyed to the Logility Special Committee through counsel to the respective special committees.

(29) The following is added after the section of the Offer to Purchase entitled “Special Factors – Background of the Offer – History of the Tender Offer”:

Information Available to and Factors Considered by the ASI Committee

In addition to the data that Mr. Vincent Klinges, Chief Financial Officer of American Software and Chief Financial Officer of Logility, was asked to gather for our Board of Directors to consider in determining whether to form a special committee, the ASI Committee also periodically asked Mr. Klinges to compile information for their use in considering the appropriate price for the Offer. The ASI Committee did not seek from Mr. Klinges any judgment on his part, but merely compilations of information. The members of the ASI Committee deliberated whether or not to hire an outside valuation expert, and determined that they had among themselves sufficient financial expertise with which to draw their own conclusions from the data provided to them. The ASI Committee did not consider Mr. Klinges to be an advisor on the question of valuation, but merely a gatherer of facts, and relied upon their own judgment as to the appropriateness of the Offer price. Our Board of Directors and the ASI Committee were aware that Mr. Klinges was employed by both American Software and Logility, and that he will continue to be employed by American Software after completion of the Offer and the short-form merger. Mr. Klinges was not paid any additional compensation for providing the information requested in connection with the transaction. Mr. Klinges owns options to purchase 5,000 Shares, with an exercise price above the Offer price. The ASI Committee was also informed of the data generated by VRA for the benefit of the Logility Special Committee, as well as of the views of VRA as to the insufficiency of the interim price proposals made by the ASI Committee, prior to the ASI Committee deciding to offer $7.02 per Share.

In connection with our Board of Directors meeting held on March 18, 2009, to discuss the possible acquisition by us of all the outstanding Shares not currently owned by us, Mr. Klinges was asked to provide our Board of Directors the following information:

1.	A report of Logility’s stock ownership which showed that approximately 1,560,000 shares were in the public float.

2.	A report of the direct costs of maintaining the public ownership of the minority interest of Logility stock.

3.	An accretion-dilution computation of the effect that a purchase of the outstanding Shares not owned by us would have on earnings.

4.	A compilation of control premium data for software company merger and acquisition transactions completed in 2007 and 2008.

5.	A compilation of the stock price history of Shares for the past twelve months and a cost/premium-to-market computation for the purchase of the Shares at various price points.

On April 20, 2009, the ASI Committee requested from Mr. Klinges the following information:

1.	A valuation report that included valuation metrics for Logility such as enterprise value/last twelve months revenue and enterprise value/last twelve months earnings before interest, taxes, depreciation and amortization (EBITDA) and enterprise value/last twelve months maintenance revenue.

2.	Investment banker’s independent compilation of valuation data for supply chain software companies as a group as of March, 2009 (not produced by the banker as a part of this transaction).

On April 23, 2009, the ASI Committee requested from Mr. Klinges the following information:

1.	A computation of the present value of future direct cost savings to American Software from the acquisition of Logility.

2.	An updated accretion-dilution computation of the effect that a purchase of the Shares not owned by American Software would have on earnings to reflect the changes in FASB 141R: Business Combination accounting rules that would take effect for American Software on May 1, 2009.

On May 4, 2009, the ASI Committee requested from Mr. Klinges the following information:

1.	An estimate of Logility book value as of April 30, 2009.

2.	An estimate of Logility cash and investments as of April 30, 2009.

3.	An estimate of Logility savings from not being public.

4.	A report of Logility stock buybacks in the past twelve months; amount, price per Share and total costs.

5.	Logility Share ownership detail.

6.	Logility valuation computation as a multiple of 1) total revenue, 2) maintenance revenue, 3) EBITDA and 4) Net Earnings. These computations reflect that the Offer price is within the range of values for comparable supply chain software companies based upon these same metrics.

The information contained in the items furnished to the ASI Committee, when properly weighted, in the unanimous and independent judgment of the members of the Committee, supported each of the prices when proposed to be paid by American Software for the Shares, including the $7.02 Offer price. The factors that were reviewed by the members of the ASI Committee in determining the appropriate price from their perspective as fiduciaries for the shareholders of American Software and the fairness of the Offer to Logility’s shareholders included: the current market price for Shares, the historical market prices for Shares, the net book value of Logility, the going concern value of Logility, the prices at which Logility had previously repurchased Shares, and (though not considered in reaching its conclusion as to fairness to the Logility shareholders) the liquidation value of Logility and the failed discussions about the purchase of Logility with a private equity firm in December, 2007 and January, 2008 which did not result in a firm offer. Those factors to which the ASI Committee gave weight, as well as those which it discounted, in determining fairness to the Logility shareholders are described below under “Position of American Software Regarding the Fairness of the Offer”, including those which are and are not supportive of that determination. The factors to which the ASI Committee gave greatest weight in its deliberations were (in rough order of priority) the general worsening of the economy and changes in the equity markets that have occurred since 2007, as reflected in the prevailing reduced prices for Shares and equity in comparable supply chain software companies versus historical market prices prior to the downturn in the economy, the fact that Logility’s own repurchases of Shares have not required the payment of any premium to market, the absence of any control premium attached to the Shares not owned by American Software which already has control of Logility, the stock market’s muted reaction to Logility’s most recent earnings release prior to the announcement of the Offer, and the absence of any opportunity for Logility’s shareholders (other than American Software) taken as a group to realize the full value of the Shares because American Software would bear a heavy tax burden in a transaction other than a repurchase of the Logility minority Shares and would continue to suffer the expenses of maintaining Logility as a separate public company. Of course, the willingness of the Logility Special Committee, after extensive discussions and based upon the valuation report of VRA, to recommend the transaction as fair to the Logility minority shareholders, was also considered by the ASI Committee.

(30) The following sentence is added to the end of the sixth bullet point of the section of the Offer to Purchase entitled “Special Factors – Position of American Software Regarding the Fairness of the Offer – Factors Supportive of Our Fairness Determination”:

The ASI Committee considered that any potential purchaser of all of the equity in Logility (including both the minority and American Software Shares) that wished to keep Logility as a separate public company (such as a private equity investor) would have to bear these additional expenses, and thus would not be willing to pay as much as American Software would offer, because American Software can eliminate these expenditures.

(31) The following sentence replaces the first sentence of the fifteenth paragraph of the section of the Offer to Purchase entitled “Special Factors – Prior Negotiations and Contact Related to Transactions Involving American Software and Logility”:

On January 14, 2008, Firm A submitted a non-binding letter of intent to Logility in which Firm A expressed its interest in acquiring all the Shares not already owned by American Software at a price of $14.75 per Share, which is in excess of the Offer price but less than the peak market price during fiscal year 2008.

(32) The following replaces in its entirety the paragraph entitled “Determination of Validity” in “The Tender Offer – Section 2 – Procedures for Tendering Shares” (which appears on page 32) in the Offer to Purchase:

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any particular Shares of any particular shareholder, so long as similar defects or irregularities are waived in the case of other shareholders, and our interpretation of the terms and conditions of the Offer will be final and binding on all persons. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders, or any waiver thereof, or incur any liability for failure to give any such notification or for any such determination.

(33) The following replaces in its entirety the first sentence of the penultimate paragraph under “The Tender Offer – Section 12 – Conditions to the Offer” (which appears on page 41 of the Offer to Purchase):

Except for the majority-of-the-minority condition, the foregoing conditions are for our and our affiliates’ sole benefit (other than Logility and its subsidiaries) and may be waived by us prior to the expiration of the Offer.

(34) The following replaces in its entirety the first paragraph under “The Tender Offer – Section 14 – Miscellaneous” (which appears on pages 43 and 44 of the Offer to Purchase):

The Offer is being made to all holders of Shares. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If we become aware of any valid statute prohibiting the making of the Offer, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with the statute, we will not make the Offer to holders of Shares in the relevant jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

(35) The following replaces in its entirety the first sentence of Item 8(e) under “Item 13 – Information Required by Schedule 13E-3” of the Schedule TO:

A majority of the directors of Logility who are not employees of Logility have recommended that the shareholders of Logility accept the Offer and tender their Shares pursuant to the Offer.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated:

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase dated May 22, 2009.

(a)(1)(B)*	Letter of Transmittal dated May 22, 2009.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Summary Advertisement as published on May 22, 2009 in The New York Times.

(a)(1)(H)*	Instructions and Notice of Conditional Exercise of Options to Purchase Common Stock of Logility.

(a)(1)(I)*	Press release issued by American Software on May 22, 2009.

(a)(1)(J)*	Form of Correspondence to Employees of American Software and Logility delivered on May 22, 2009.

(a)(1)(K)*	Press release issued by American Software on May 15, 2009 (incorporated by reference to the Schedule TO filed by American Software with the U.S. Securities and Exchange Commission (“SEC”) on May 15, 2009).

(a)(1)(L)*	Press release issued by American Software on March 18, 2009 (incorporated by reference to the Schedule TO filed by American Software with the SEC on March 19, 2009).

(a)(1)(M)*	Press release issued by American Software on June 19, 2009 entitled “American Software Announces Extension of Tender Offer by Four Days to Midnight on June 25, 2009.” (incorporated by reference to the Form 8-K filed by American Software on June 19, 2009).

(a)(2)(A)*	Solicitation/Recommendation Statement on Schedule 14D-9 dated May 22, 2009 (the “Schedule 14D-9”).

(a)(2)(B)	Letter dated May 22, 2009 from the Special Committee to holders of Common Stock of Logility (incorporated by reference to Exhibit (a)(1) of the Schedule 14D-9).

(a)(2)(C)	Press release dated March 27, 2009 titled Logility Comments on Proposed American Software Tender Offer (incorporated by reference to Exhibit (a)(2) of the Schedule 14D-9).

(a)(2)(D)	Press release dated May 22, 2009 titled Special Committee of the Board of Directors of Logility Recommends Shareholders Accept American Software Tender Offer (incorporated by reference to Exhibit (a)(3) of the Schedule 14D-9).

*	Previously filed

Item 13. Information Required by Schedule 13E-3.

Item 16 under Item 13 of the Schedule TO is hereby amended and restated:

Item 16. Exhibits.

Exhibit No.	Description
(c)(1)	Opinion of VRA Partners, LLC to the Special committee of the Board of Directors of Logility dated May 14, 2009 (incorporated by reference to Annex B of the Schedule 14D-9 filed with the SEC on May 22, 2009).

(c)(2)*	Investment Banking Presentation Prepared for the Special Committee of the board of Directors of Logility by VRA Partners, LLC dated May 14, 2009

(c)(3)	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 16, 2009 (incorporated by reference to Exhibit (a)(4) of Amendment No. 1 to Schedule 14D-9).

(c)(4)	Investment Banking Presentation Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated April 21, 2009 (incorporated by reference to Exhibit (a)(5) of Amendment No. 1 to Schedule 14D-9).

(c)(5)	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 6, 2009 (incorporated by reference to Exhibit (a)(6) of Amendment No. 1 to Schedule 14D-9).

(c)(6)	Discussion Materials Prepared for the Special Committee of the Logility Board of Directors by VRA Partners, LLC, dated May 12, 2009 (incorporated by reference to Exhibit (a)(7) of Amendment No. 1 to Schedule 14D-9).

(c)(7)	Financial Materials Prepared for the Special committee of the American Software Board of Directors by the Chief Financial Officer.

(c)(8)	Investment banker’s independent compilation of valuation data for supply chain software companies as a group as of March, 2009 (not produced by the banker as part of this transaction).

(c)(9)	Compilation of control premium data for software company merger and acquisition transactions completed in 2007 and 2008.

(f)*	Article 13 of the Georgia Business Corporation Code (included as Schedule C to the Offer to Purchase).

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERICAN SOFTWARE, INC.

/s/ James R. McGuone
Name:	James R. McGuone
Title:	Vice President, General Counsel and
Secretary

Date: June 19, 2009

EXHIBIT INDEX

Exhibit No.	Description
(c)(7)	Financial Materials Prepared for the Special committee of the American Software Board of Directors by the Chief Financial Officer.

(c)(8)	Investment banker’s independent compilation of valuation data for supply chain software companies as a group as of March, 2009 (not produced by the banker as part of this transaction).

(c)(9)	Compilation of control premium data for software company merger and acquisition transactions completed in 2007 and 2008.